

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 11, 2006

Mr. Brian Jennings
Senior Vice President and Chief Financial Officer
Devon Energy Corporation
20 North Broadway
Oklahoma City, Oklahoma 73102-8260

> **Re:**   **Devon Energy Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 3, 2006**
> **File No. 1-32318**
> **Re: Response Letter filed August 9, 2006**

Dear Mr. Jennings:

We have reviewed your Form 10-K for the fiscal year 2005 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Engineering Comments</u>

Form 10-K for the Fiscal Year Ended December 31, 2005

International, page 24

1.	We note your response number 4 from your letter of August 9, 2006 which referenced our phone conversation of July 27, 2006 where we agreed that you would make the proposed changes to the ACG field disclosure in future filings. However, we also note your 8-K filing of August 2, 2006 where the same language on the ACG field was included. Please reconcile for us the understanding we thought we reached on July 27, 2006 with the language concerning the ACG field in this 8-K.

Devon Press Release of September 5, 2006

2.	From your recent press release dated September 5, 2006 regarding the Jack well, you indicate that the first production from this un-produced geological interval in the deepwater Gulf of Mexico will be from your Cascade discovery in 2009. As there has only been one test from this interval in the deepwater Gulf, which was from another discovery, please tell us if you plan to book proved reserves prior to any production test or actual production at Cascade. Please tell us the distance from your recent Jack #2 production flow test to the Cascade discovery. We may have further comments.

3.	Please tell us approximately when you anticipate the first booking of proved reserves from the lower Tertiary.

Closing Comments

	As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 if you have questions related to engineering issues and related disclosures. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director